600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Scott L. Olson 713.220.4764 Phone 713.238.7410 Fax slolson@andrewskurth.com

November 16, 2006

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Comverge, Inc.
Form S-1
File No. 333-137813
Filed October 5, 2006

Dear Ms. Fisher:

On behalf of Comverge, Inc., a Delaware corporation (the “Company”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2006, with respect to the Company’s Form S-1 (File No. 333-137813) (the “Filing”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Scott L. Olson
Scott L. Olson

cc:	Michael Picchi, Chief Financial Officer (Comverge, Inc.)
Tracey A. Zaccone (King & Spalding LLP)

Austin        Beijing        Dallas        Houston        London         Los Angeles        New York        The Woodlands        Washington, DC

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Form S-1

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

Response:

We confirm that the preliminary prospectus that will be circulated will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

2.	Please provide us with copies of the industry reports and independent supplemental support for all market and industry data and statistics and market projections you cite throughout your prospectus. Clearly mark the relevant sections that support the information you have included in your prospectus and the page number(s) of your prospectus where the information is included. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Response:

We have supplementally provided as Appendix 2 with this letter copies of the industry reports and independent supplemental support for all market and industry data and statistics and market projections cited in the prospectus. Except as specifically stated in the supplemental materials, none of the sources for the cited data have consented to use of their name and data; none of the reports were commissioned by us or prepared specifically for our use.

3.	Please eliminate the use of abbreviations and acronyms that you create specifically for this filing or that are industry terms that potential investors may not know. To the extent you believe certain acronyms or defined terms are essential, define them in the discussion each time you use them so investors do not have to search the filing for the definition. Some examples are: VPC, DCU, AMI, AMR, M&V, EIA, EPRI and PNNL. For additional guidance on other areas of plain English preparation, see Staff Legal Bulletins 7 and 7-revised, which are available on our website.

Response:

We have revised the document in response to this comment to eliminate substantially all of the abbreviations and acronyms. We have, however, used the abbreviation “VPC” throughout the document, as this is the name that we use for

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

the primary offering by our Alternative Energy Resources Group. In addition, “VPC” is our trademark, as stated on page 5 of the document. We have defined VPC in each section for ease of reference by the reader.

Industry and Market Data, page i

4.	Delete the sentence beginning, “Neither we nor the underwriters.…,” since you are responsible for the accuracy of the disclosure in your filing.

Response:

We have deleted the referenced sentence in the document on page i in response to this comment.

Cover Page

5.	In order to comply with the plain English rules and the staff’s long standing position, delete “Sole Book-Runner” from the cover page.

Response:

We have deleted the reference to “Sole Book-Runner” on the cover page of the document in response to this comment.

Summary

Company Overview

6.	Revise the company overview to eliminate technical jargon and clearly describe the nature of your business and the products and services you sell so readers who are not familiar with this industry can understand the disclosure. For example, explain the function of your “demand response and advanced metering systems based on wireless communications.” Revise to explain how you “provide electric capacity…by remotely operating high energy-consuming devices, such as central air conditioners, water heaters, and pool pumps.” Clarify, if true, that the VPC programs use the equipment and products developed by your smart grid solutions group. Explain how pay-for-performance contracts work, and clarify the extent to which electric utilities use them and what percentage of electrical customers have entered into such contracts in North America. Provide sufficient disclosure about the systems so investors can put into context your estimates that your products “represent over 50% of residential demand response devices” and that you “have won 100% of such contracts entered into in North America.” These are just a few examples, and the disclosure here and throughout the summary should be revised so that it clearly and concisely describes your business in a balanced manner.

Response:

We have revised the Company Overview section of the document on pages 1 and 2 in response to this comment to eliminate technical jargon and more clearly describe the nature of our business and the products and services that we offer.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

7.	Explain the basis for your claim of 40% cost saving over gas-fired peaking plants.

Response:

We supplementally support our statement that our solutions can be as much as 40% less expensive than building and operating natural gas-fired powered plants based on third-party and internal analysis. We reviewed the average price per kilowatt hour to build and operate our demand response programs compared to an average cost to build and operate a natural gas-fired power plant according to three sources: the California Energy Commission, San Diego Gas & Electric and the Utility Consumers Advocate Network. Based on this information, our demand response programs are as much as 40% less expensive than building and operating a new natural gas-fired power plant.

8.	Revise the third paragraph to clarify that in 2005, three customers accounted for almost 50% of your revenues and that ten electric utility customers accounted for 80% of your revenues. Provide similar statistical data for 2006 to date. If you retain the reference to a “customer base of over 500 electric utilities [including] 65% of the largest utility companies in North America, state how many of these customers have actually accounted for significant revenues.

Response:

We have revised the document on page 2 in response to this comment to clarify the 2005 data and have added the 2006 data through September 30, 2006. In addition, we have revised the document on page 2 in response to this comment to quantify the number of utilities that have accounted for significant revenues.

9.	State that you currently have four virtual peaking capacity contracts with three customers.

Response:

We have revised the document on page 1 in response to this comment to add a sentence stating that we have four virtual peaking capacity contracts with three customers.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

10.	See our later comment regarding estimated contract revenues, and revise here in response to the comment.

Response:

We have revised the document on page 2 in accordance with our response to Comment 30.

11.	In a new paragraph, quantify revenues for each group for the periods stated, as well as the net loss for each period and your accumulated deficit as of your most recent balance sheet date.

Response:

We have revised the document on page 2 in response to this comment to quantify the revenues for each group, the net loss for each period and our accumulated deficit.

Market Opportunities

12.	We may have further comments when we receive the marked supplemental support for the statements made here and the basis for your estimates. Also, you should explain what percentage of the “clean energy sector” is directly applicable to the products and services your business provides, and explain why projected revenues of “$200 billion between 2005 and 2020” for the entire sector is relevant to your business. Also revise the disclosure regarding “demand response solutions alone” to reflect future growth over the near term instead of by 2020, or explain why that measurement year is relevant to investors in this offering and how much weight they should give to it.

Response:

We have expanded the disclosure on page 2 in response to this comment to state what our addressable market is and to explain that the addressable markets reflect current market sizes rather than sizes by 2020.

Comverge Competitive Strengths

13.	We note that your summary contains a lengthy description of the company’s business strengths and strategies and that substantially identical disclosure appears later in your prospectus. If you want to highlight business strengths and key aspects of your business strategy, you should briefly list them in the summary and provide more detailed information in later in the prospectus. You should also balance the summary disclosure to inform investors of any business uncertainties or concerns of which they should be aware and not be inconsistent with other disclosure in the filing, including risk factor disclosure. See Item, 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

Response:

We have more succinctly summarized the company’s business strengths and strategies on pages 2, 3 and 4 of the document in response to this comment. In addition, we have added a “Challenges” section on pages 4 and 5 of the document in response to this comment to inform investors about the uncertainties or concerns of which they should be aware.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

14.	In order to provide more balanced disclosure, please note the following:

•	Clarify in the second bullet what your equipment actually does. Explain the relevance of your comparison to wind-powered turbines, which actually generate electricity, rather than managing and shifting energy consumption.

•	Disclose in the third bullet that three electric utilities participate in your VPC programs, and state the percentage of their customers who are part of the programs. If there are other VPC programs that are not residential, say so.

•	In the fourth bullet, in light of your statement that “we are well positioned to capture a significant portion…,” expand to state what your current market share is of the “large and growing clean energy market.”

•	Expand the next bullet to address the extent to which customers can terminate these contracts.

•	In the next bullet clarify that you have three VPC customers to date and that 80% of your revenues in 2005 was generated from your top ten customers.

•	In the next bullet, explain the nature of the “strategic alliances.” If they are suppliers, say so.

•	In the next bullet, please briefly explain how your products are used when you “deploy them on an outsourced basis.”

Response:

We have revised the document on pages 3, 63 and 64 in response to this comment to address each of the notes set forth above.

Estimated Contracted Revenues, page 4

15.	Briefly explain why this disclosure is in the summary. Also, add the first full sentence on page 10 to this discussion. See our later comment on this issue.

Response:

We have revised the disclosure to include a discussion about our estimated payments from long-term contracts. We have included this disclosure in the Summary because we believe that investors in our common stock will focus on the amount of potential payments allowed by the long-term contracts that we maintain with our electric utility customers. Please also see our response to Comment 30. We believe that this discussion provides full and balanced

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

disclosure in the summary and assists the reader in understanding the assumptions of management in estimating future payments under our long-term contracts. We have also revised the document on page 4 in response to this comment to add the sentence from page 10.

Risk Factors, page 9

16.	In the first risk factor, disclose your accumulated deficit to date.

Response:

We have revised the document on page 10 in response to this comment by disclosing our accumulated deficit to date.

We may not be able to realize…, page 9

17.	Expand the caption to include the last sentence in the carryover paragraph at the top of page 10.

Response:

We have revised the document on page 10 in response to this comment by expanding the caption.

We operate in highly competitive markets…, page 10

18.	Please explain the term “advanced metering initiatives.”

Response:

We have revised the document on page 11 in response to this comment by explaining the term “advanced metering initiatives.”

We could be required to make substantial refunds…. page 11

19.	Disclose your experience over the past two years when you trued-up. If you made refund payments, quantify them for each year.

Response:

We have revised the document on pages 12 and 13 in response to this comment by expanding our disclosure about true-up payments.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Failure of key third parties…, page 12

20.	Expand to discuss the extent to which you have experienced problems with the quality of products in the past.

Response:

We have revised the document on page 13 in response to this comment by providing examples of past problems with the quality of products.

Our failure to meet product development…milestones…, page 12

21.	Disclose the extent to which you have been unable to meet milestones and experienced the consequences described in the last sentence.

Response:

We have revised the document on page 14 in response to this comment by providing examples of how we have been unable to meet milestones and the consequences thereof.

22.	Include a separate risk factor discussing the extent to which officers, directors, and their affiliates will continue to hold a significant amount of equity securities after this offering, quantifying the percentage, and the effects of the concentration of ownership.

Response:

We have revised the document on page 20 in response to this comment by adding a risk factor discussing management ownership of equity securities after this offering.

Our inability to protect our intellectual property could negatively affect our business and results of operations, page 13

23.	We see that you are currently engaged in litigation with respect to certain of your intellectual property. Please tell us why you should not make financial statement disclosure about this matter pursuant to SFAS 5.

Response:

We supplementally advise the Staff that we are the plaintiff in the litigation referred to in the referenced risk factor and that no related counter-claims have been asserted against us. Accordingly, financial statement disclosure is not required pursuant to SFAS 5.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Use of Proceeds, page 25

24.	If you intend to repay indebtedness to any other party, disclose here.

Response:

We have disclosed in the “Use of Proceeds” section on page 27 of the document the terms of the indebtedness with Silicon Valley Bank that we may repay with proceeds from this offering. We supplementally advise the Staff that we do not currently plan to repay any other indebtedness and will definitively decide whether to repay the Silicon Valley Bank indebtedness at the time we commence this offering.

Capitalization, page 26

25.	Cash and cash equivalents are not a component of capitalization for purposes of this disclosure. Please delete that item from the table.

Response:

We have revised the document on page 28 in response to this comment to delete the cash and cash equivalents references.

Dilution, page 27

26.	Expand to explain how the disclosure and the information in the table would change if you assume that all outstanding options and warrants as of the offering date are exercised and to include shares you intend to issue as awards in connection with this offering.

Response:

We have revised the document on page 30 in response to this comment to disclose how the dilution information would change if all currently outstanding options and warrants and proposed options are exercised.

27.	Expand the footnote at the top of page 28, after the first sentence to clarify that the price reflected is the price existing holders paid, not the price new investors will pay.

Response:

The footnote to the dilution table that appears at the top of page 28 of the first filing, and is on page 30 of this first amendment, provides further disclosure that only addresses the number of shares purchased by existing and new public investors. We believe that this disclosure is helpful in a situation where there are, or may be, selling stockholders in the offering. This footnote is not intended to address the average per share price that existing holders paid and new investors

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

will pay. We believe that those two average prices will be clearly set forth in the column on the far right of the table and that disclosure of those numbers will not need to be clarified with an additional footnote.

Selected Historical Financial Data, page 29

28.	Please expand to provide a description of the nature of the pro forma per share data. Please similarly expand the Summary Historical Financial Data on page 7.

Response:

We have revised the document on pages 9 and 31 in response to this comment to add a footnote describing the pro forma per share data.

Management’s Discussion and Analysis, page 30

Revenue Recognition for the Alternative Energy Resources Group, page 32

29.	Please make clarifying disclosure about the primary components of deferred VPC costs.

Response:

We have revised the document on page 34 in response to this comment to clarify the disclosure about the primary components of deferred VPC costs.

Estimated Contract Revenues, page 33

30.	We see that you include measures of forecasted contract revenues in several locations in the filing. Please tell us how inclusion of these measures of forecasted contract revenues is consistent with the guidance from S-K Item 10(b). Specifically address S-K Item 10(b)(2) which indicates that it generally would be misleading to present sales or revenue projections without a measure of income. As well, given your short history of revenues under the VPC contracts, please further explain to us why you believe you have a reasonable basis to project contract revenues through 2015.

Response:

We have revised the document on pages 35 and 36 and other applicable sections in response to this comment. We have removed the disclosure about estimated contract revenues and replaced it with disclosure that is more narrowly focused on the long-term contracts that we have entered into to date with five utilities. The revised disclosure concerns only the payments from these long-term contracts and is not intended to provide guidance on our future operating results, including revenues or profitability. The information is designed to provide the expected fulfillment of firm commitments under our long-term contracts and outline certain

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

operational factors that are taken into consideration in fulfilling such long-term contracts. We do not consider the revised disclosure to meet the definition of a financial forecast or a projection of our future financial performance. Therefore, neither the guidance from Regulation S-K Item 10(b)(2) nor the AICPA Guide for Prospective Financial Information is applicable. We believe that a reasonable basis for summarizing the financial terms of our long-term contracts exists due to the underlying contractual commitments stipulated in the long-term contracts. Although we have narrowed and focused the amount that we report as payments from long-term contracts, we have retained all of the detailed disclosure of our assumptions and other considerations relevant to a potential investor’s understanding of our disclosure to provide full and balanced information to a reader assessing this information.

31.	As a related matter, please tell us why you believe disclosure of projected sales is appropriate under the AICPA Guide for Prospective Financial Information, including the guidance on partial presentations.

Response:

Please see our response to Comment 30.

Smart Grid Solutions, page 34

32.	Identify the customer in the first bullet here and on page 69.

Response:

We have revised the document on pages 36 and 74 in response to this comment to identify the customer.

33.	Given your revenue recognition policy for the VPC programs, supplementally advise what your timing will be with regard to the commencement of this offering.

Response:

We intend to commence this offering as soon as possible after responding to all of the Staff’s comments with respect to the registration statement, and any amendments we file to the registration statement, in a manner satisfactory to the Staff.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

General and Administrative Expense, page 39

34.	Please expand the notes to financial statements to describe the restricted stock grant referred to in the last sentence to this disclosure. Please address the significant terms and conditions of the grant and the accounting applied.

Response:

We have revised Note 20–Stock-Based Compensation of our Notes to Consolidated Financial Statements on page F-28 of the document in response to this comment.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Contractual Obligations, page 46

35.	Please provide the contractual obligations table as of the end of the latest fiscal year as required by Regulation S-K Item 303(a)(5). You may also provide more recent data through the latest fiscal quarter.

Response:

We have revised the document on page 48 in response to this comment to provide the contractual obligations table as of December 31, 2005.

Business, page 52

36.	To the extent that our comments on the Summary also apply to the disclosure under this caption, please revise here.

Response:

We have revised the document to make conforming changes to the Business section as were made to the Summary section.

Smart Grid Offerings, page 53

37.	Please explain the term “demand response” as used here and elsewhere. Also, as previously requested, explain in more detail how you provide enough “capacity” to “provide electricity for six million homes.” It appears that you do not generate or increase capacity, but rather that you reallocate it.

Response:

We have revised the document on page 57 to explain “demand response” and how we provide capacity to our customers for them to provide electricity to six million homes.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Cost Savings for Electricity Consumers, page 57

38.	Disclose the percentage of customers Gulf power has that participate in the Good Cents Select Program.

Response:

We have revised the document on page 62 in response to this comment to disclose the percentage of Gulf Power’s customers that participate in the Good Cents Select Program.

Comverge Strategy, page 59

39.	In the second bullet point on page 60 you refer to rate treatment relative to your services. If material, please expand upon this topic in an appropriate place in the prospectus, including its impact on your pricing policies and flexibility.

Response:

We have revised the document on page 64 in response to this comment to clarify that the rate treatment benefits our electric utility customers. We supplementally advise the Staff that such rate treatment is not generally material and does not materially impact our pricing policies and flexibility.

Smart Grid Solutions, page 61

40.	Please explain the term “Virtual SCADA Systems.”

Response:

We have revised the document on page 66 in response to this comment to explain the term “Virtual SCADA Systems.”

Alternative Energy Resources Grown, page 62

41.	The diagram appearing on page 63 is indistinct and the typeface is too small. We may have further comments when these have been corrected.

Response:

We have revised the document on page 68 in response to this comment by enlarging the diagram.

42.	At an appropriate place in the prospectus describe in reasonable detail how you recruit, compensate, service and retain participants. Discuss costs associated with this aspect of your business.

Response:

We have revised the document on page 67 in response to this comment to describe interactions with participants. In addition, we have revised the document on page 66 in response to this comment to discuss generally the costs associated

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

with this aspect of our business, with the specific costs incurred being included in the Management Discussion and Analysis of Financial Condition and Results of Operations section of the document.

43.	Please explain the term “locational marginal price.”

Response:

We have revised the document on page 69 in response to this comment to explain the term “locational marginal price.”

44.	Please expand upon your disclosure about how the utility determines the estimated peak usage that is used as a benchmark. How is this estimate updated?

Response:

We have revised the document on page 69 to expand our disclosure about how the utility determines the estimated peak usage.

45.	Please provide a reasonably detailed description of the measurement and verification process employed by your utility customers.

Response:

We have revised the document on pages 69 and 70 in response to this comment to provide additional disclosure regarding the measurement and verification process utilized by our utility customers.

46.	Explain why the VPC system in Houston, Texas is inactive and when it will be reactivated.

Response:

We have revised the document on page 70 in response to this comment to provide additional information regarding our Houston VPC system.

Strategic Alliances, page 66

47.	Please clarify the types of products being developed for you by Air Products and Chemicals, Inc.

Response:

We have revised the document on page 71 in response to this comment to clarify the products being developed for us by Air Products.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Competition, page 67

48.	Explain in more detail how the listed competitors compete with the various products and services you sell. Explain what other VPC programs exist, how large they are, and how they differ from yours.

Response:

We have revised the document on page 72 in response to this comment to state how our competitors compete with us. As clarified on page 1 of the document, we believe that we have won 100% of the VPC contracts, consisting of residential, commercial and industrial classes, awarded in North America; there are no other VPC programs known to us.

Estimated Contract Revenue, page 68

49.	In an appropriate place in the prospectus please describe how you derive the estimated load reduction level for individual utility customers. Explain how this information is used in marketing and competitively pricing your load reduction services.

Response:

We have revised the disclosure on pages 35, 36, 69 and 74 of the document in response to this comment to describe how we derive the estimated load reduction level and to explain how we use the information in our marketing and competitive pricing.

Management, page 71

Directors, page 72

50.	Please provide applicable dates to cover employment for Mr. Ellis during the past five years. Provide similar disclosure for Mr. Greaslis since May, 2005, and for Mr. Young since 2005.

Response:

We have revised the disclosure on pages 77, 78 and 79 in response to this comment to provide the requested employment disclosures for Messrs. Ellis, Grealis and Young.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Executive Compensation, page 76

51.	Please file executive employment agreements as exhibits.

Response:

Our compensation committee is in the process of evaluating the compensation plans and arrangements for executive officers in light of this offering, including the possible structure and terms of employment agreements for certain executive officers. If employment agreements are approved by the compensation committee, they will be promptly filed with the registration statement as exhibits and disclosed in the prospectus.

2006 Long-Term Incentive Plan

52.	Discuss the restricted stock awards made in 2005, and state the number of shares you intend to award in 2006 and how many shares your named executive officers will receive. We note the disclosure on page 6 regarding your intent to make grants “to certain employees in connection with this offering.”

Response:

We have added a footnote to the Summary Compensation table on page on page 82 of the document in response to this comment to discuss the restricted stock awards. After examining the nature of the awards, we determined that the restricted stock vested immediately upon grant and thus, we have disclosed the fair market value of such stock under the Bonus column of the Summary Compensation table. Our compensation committee is in the process of evaluating the awards to be made in 2006 and in connection with this offering, and we will update the registration statement once approved.

Certain Relationships and Related Transactions, page 83

53.	Expand to discuss the material terms of the convertible preferred stock, including the amount of shares issued to each affiliate, the consideration paid, and the number of shares of common stock each will receive upon conversion.

Response:

We have included a cross-reference on page 88 of the document in response to this comment to the “Description of Capital Stock” on page 94 of the document where we have added a description of the convertible preferred stock in response to Comment 59. In addition, we have included on page 88 of the document in response to this comment information regarding the convertible stock issued to affiliates.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

54.	Clarify under the caption “Registration Rights…” that all outstanding convertible preferred stock will be converted into common stock prior to this offering.

Response:

We have added a sentence on page 88 of the document in response to this comment that states that all outstanding convertible stock will be converted into common stock upon the closing of this offering.

55.	Discuss the material terms of the convertible debt and your intent in connection with this offering.

Response:

We have included a cross-reference on page 88 of the document in response to this comment to the description of the material terms of the convertible debt, as described in the liquidity section of our Management’s Discussion and Analysis of Financial Condition and Results of Operation. We have not yet decided whether we will use proceeds from this offering to repay the convertible debt; if we decide to use proceeds from the offering for such purpose, we will state that fact in this section of the document.

56.	We note the reference to an Israeli subsidiary. Expand the business section to discuss this and your other operating subsidiaries, including their functions and responsibilities.

Response:

We have revised the document on page 88 in response to this comment to describe our Israeli subsidiary. We supplementally advise the Staff that Comverge Control Systems, Ltd. is currently our only operating subsidiary and that its business and operations are being wound down.

Principal and Selling Stockholders, page 85

57.	Tell us whether any of your selling stockholders is a broker-dealer or affiliate of a broker-dealer.

Response:

We confirm that none of our selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

58.	We may have further comments once you complete the table, including whether it would be beneficial to investors to include a separate table that assumes the underwriters’ over-allotment option is not exercised.

Response:

We have added two columns to the table on page 90 of the document in response to this comment to show the beneficial ownership after this offering assuming the underwriters’ over-allotment option is not exercised.

Description of Capital Stock, page 88

59.	Please provide a description of presently outstanding preferred stock.

Response:

We have added a description of our currently outstanding preferred stock on pages 94, 95 and 96 of the document in response to this comment.

Financial Statements, page F-1

60.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Response:

We have included beginning on page F-32 of the document financial statements as of and for the nine months ended September 30, 2006. Comparable statements for the nine months ended September 30, 2005 have also been included.

Note 1, Description of Business and Summary of Significant Accounting Policies, page F-7

Property, Equipment, page F-8

61.	Please disclose how you estimate the asset retirement obligation recognized for potential removal of equipment installed at residences of utility customers.

Response:

We have revised our disclosure on page F-9 of the document in response to this comment to describe how the asset retirement obligation is estimated.

Revenue Recognition, page F-10

62.	Please expand to more specifically address the revenue generating activities of the Smart Grid Solutions Group. That is, please expand to identify that group’s product and service offerings and relate the revenue policies to the identified activities. Please ensure that your expanded disclosure clearly identifies how your practices are appropriate under the criteria from SAB Topic 13A, including how your practices consider any post-shipment obligations.

Response:

We have revised our disclosure on page F-11 of the document in response to this comment to address the revenue generating activities of our Smart Grid Solutions Group.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

63.	Please make disclosure about how potential losses on contracts would be identified and recorded. If you believe such disclosure is not necessary, please explain.

Response:

We supplementally advise the Staff that we believe disclosure about how potential losses on contracts would be identified and recorded is not required. As disclosed in Note 1–Description of Business and Summary of Significant Accounting Policies–Revenue Recognition of our Notes to Consolidated Financial Statements on pages F-10 and F-11 of the document, we have deferred $2.5 million of revenue and $0.9 million of direct costs related to our VPC contracts as of December 31, 2005. As disclosed on page F-40 of the document, we have deferred $16.5 million of revenue and $6.6 million of direct costs related to our VPC contracts as of September 30, 2006. We do not have fixed fee or percentage of completion contracts. We operate a number of long-term service contracts that have positive gross profit margins, individually and in the aggregate. The disclosure regarding deferred revenues and direct costs allows readers of our financial statements to determine that the contracts have positive gross margins, which in turn discloses to the investor that there are not potential losses on our VPC contracts. We respectfully submit that we have carefully considered further disclosure of how potential losses on contracts would be identified and recorded. After that consideration, we believe that such disclosure is not applicable or necessary.

64.	Please expand to clarify the nature of the revenue generating activities that you consider to be multiple element arrangements under EITF 00-21. The disclosure should clarify why you believe those arrangements are appropriately identified as multiple element arrangements under EITF 00-21.

Response:

We have revised our disclosure on page F-11 of the document in response to this comment to describe the nature of the revenue generating activities and why those arrangements are identified as multiple element arrangements under EITF 00-21.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Note 16, Long-term Debt, page F-20

65.	Please tell us how you analyzed the terms of the convertible note in concluding that the conversion feature should not be bifurcated and accounted for as a derivative derivative under SFAS 133.

Response:

We supplementally advise the Staff that we have analyzed the terms of the convertible note in accordance with paragraph four of EITF 00-19 and paragraph eight of EITF 05-2 and believe that the convertible note qualifies as a conventional convertible debt instrument, which precludes further consideration of EITF 00-19. Accordingly, we believe that the conditions of SFAS 133, paragraph 11(a) are satisfied, and the conversion feature would not be within the scope of SFAS 133.

In addition to the EITF 00-19 paragraph four exception, we further advise the Staff that we analyzed the applicable sections of paragraphs 8 and 12-32 of EITF 00-19 and determined that equity classification is appropriate based on the following considerations:

1.	The contract permits us to settle in unregistered shares.

2.	We have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period that the derivative contract could remain outstanding.

3.	The contract includes an explicit limit on the number of shares to be delivered in a share settlement.

4.	There are no required cash payments to the counterparty in the event that we fail to make timely filings with the Commission.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

6.	The contract requires net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a holder of the stock underlying the contract.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

Both conditions of FAS 133, paragraph 11(a) are satisfied, and the conversion feature would not be within the scope of FAS 133. Given this conclusion, paragraph 12(c) is not satisfied, and the conversion feature embedded derivative should not be bifurcated.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

66.	Please expand to describe what constitutes a qualified IPO for purposes of triggering your conversion right. Please also expand to describe any circumstances that may lead to changes in the conversion price.

Response:

We supplementally advise the Staff that we believe the disclosure provided in Note 3–Net Loss Per Share and Pro Forma Net Loss Per Share of our Notes to Consolidated Financial Statements on page F-17 of the document describes in sufficient detail what constitutes a qualified IPO. We have modified the disclosure in Note 3 in response to this comment to describe the circumstance under which a change in the conversion price can occur.

Note 20, Stock-Based Compensation, Page F-26

67.	Please disclose how you determined the fair value of your closely-held common shares for purposes of applying the intrinsic value method. If you refer to an expert in any revised disclosure, the consent of that expert should be presented in your filing. Alternatively, please make disclosure about methods, models and significant assumptions.

Response:

We supplementally advise the Staff that we have utilized an unrelated valuation specialist, Duff & Phelps LLP, to perform contemporaneous valuations of our common stock as of December 31, 2003, December 31, 2004, December 31, 2005, March 16, 2006 and June 30, 2006. We have modified the disclosure on pages F-28 and F-54 of the document in response to this comment to reference Duff & Phelps’ work, and their consent has been filed with the registration statement.

We also supplementally advise the Staff regarding the methods, models and significant assumptions used in determining the fair value of the common shares. The concepts from the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, including Chapter 10: Valuation of Preferred Versus Common Stock, were applied.

Interim Financial Statements, page F-31

Note 15-Stock-Based Compensation, page F-52

68.	Provide us with an itemized chronological schedule detailing each issuance of stock options, restricted stock and preferred stock since January l, 2006 through the date of your response. Include the following information for each grant date:

•	Number of shares issued or issuable in the grant,

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

•	The purchase price or exercise price per share,

•	Any restriction or vesting terms,

•	Management’s fair value per share estimate,

•	How management determined the fair value estimate,

•	The identity of the recipient and relationship to Comverge,

•	The nature and terms of any concurrent transactions with the Recipient; and,

•	The amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share.

Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

The requested information in the bulleted items above is provided supplementally in Appendix 68. We supplementally advise the Staff that the chronological bridge of management’s fair value per share determinations is $0.41 as of December 31, 2005, $1.59 as of March 16, 2006, $2.00 as of June 30, 2006 and $4.00 as of October 17, 2006. As noted in the response to Comment 67, the fair market prices through June 30, 2006 were based on contemporaneous valuations performed by Duff & Phelps LLP. Management believes this represents the fair market value of all stock grants prior to June 30, 2006.

We reviewed the key transactions and events from June 30, 2006 through the date of this letter. From this review, we have currently determined that a linear progression from June 30, 2006 ($2.00 per share price) to the IPO effective date (the mid-point of estimated IPO price range) will be an appropriate and reasonable approach to assess fair value of the common stock and record compensation expense on stock options grants. We will continue to assess the key transactions, events and this approach during the IPO filing process.

SFAS 123(R) – Share Based Payment, requires measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values. Compensation expense has been recorded based on the estimate of fair market value.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated November 1, 2006

Based on all of the above events, facts and circumstances, we believe that the estimated fair values of our common stock for determining compensation expense is reasonable and the resulting amounts recorded are appropriate.

We supplementally advise the Staff that we and our underwriters are not yet prepared to include the IPO price in the registration statement, as this will depend on market conditions closer to the time of the offering.

In addition, we supplementally advise the Staff that we first initiated discussions with our underwriters about possible offering price ranges, based on current market conditions at the time, at the end of May 2006.

Exhibits

69.	Please include an updated accountants’ consent with any amendment to the filing.

Response:

We have included an updated accountants’ consent as Exhibit 23.1 to the amended registration statement.

Undertakings, page II-5

70.	Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).

Response:

We have included the required undertakings on page II-6 of the document in response to this comment.